August 13, 2013

Blaise A. Rhodes

Staff Accountant

Office of Beverages, Apparel and Mining

United States

Securities and Exchange Commission

Washington, D. C. 20549

RE:	Dewmar International BMC, Inc.
Item 4.01 Form 8-K
Filed June 25, 2013
File No. 001-32032

Dear Mr. Rhodes:

The Company hereby acknowledges that:

•

The company is responsible for the adequacy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and

•

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Marco Moran

Marco Moran,

CEO, President